Exhibit 99.1

EXPLANATORY NOTE

The following is an excerpt from the joint proxy statement/prospectus included in the Registration Statement on Form S-4 (File No. 333-213925) of Farmland Partners Inc. (the “Company”), filed with the Securities and Exchange Commission on October 3, 2016. The Company is filing the excerpt below for the sole purpose of incorporating it by reference in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016.

RISK FACTORS

In addition to the other information included in this joint proxy statement/prospectus, including the matters addressed in the section entitled "Cautionary Statement Concerning Forward-Looking Statements," whether you are an FPI stockholder or an AFCO stockholder, you should carefully consider the following risks before deciding how to vote your shares of common stock of FPI and/or AFCO. In addition, you should read and consider the risks associated with each of the businesses of FPI and AFCO because many of these risks will also affect the Combined Company. These risks can be found in the Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent Quarterly Reports on Form 10-Q of FPI, filed with the SEC and incorporated by reference herein, and "—Risks Related to AFCO's Business and Farms" beginning on page 40. You should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information; Incorporation by Reference" beginning on page 280.

Risk Factors Relating to the Mergers

Failure to consummate the Mergers and the other transactions contemplated by the Merger Agreement as currently contemplated or at all could adversely affect the price of FPI common stock, AFCO common stock and the future business and financial results of the Combined Company.

The consummation of the Mergers and the other transactions contemplated by the Merger Agreement may be delayed, the Mergers and the other transactions contemplated by the Merger Agreement may be consummated on terms different than those contemplated by the Merger Agreement, or the Mergers and the other transactions contemplated by the Merger Agreement may not be consummated at all. Failure to consummate the Mergers and the other transactions contemplated by the Merger Agreement would prevent FPI's and AFCO's stockholders from realizing the anticipated benefits of the Mergers and the other transactions contemplated by the Merger Agreement. In addition, the consideration to be paid by FPI in the Company Merger reflects a valuation of AFCO significantly in excess of the price at which AFCO's common stock was trading prior to the public announcement of the parties' entry into the Merger Agreement. The current market price of AFCO common stock may reflect a market assumption that the Mergers will occur, and a failure to consummate the Mergers could result in a significant decline in the market price of FPI and/or AFCO common stock and a negative perception of FPI and/or AFCO, generally. Any delay in the consummation of the Mergers and the other transactions contemplated by the Merger Agreement or any uncertainty about the consummation of the Mergers and the other transactions contemplated by the Merger Agreement on terms different than those contemplated by the Merger Agreement or at all could also negatively impact the stock price and future business and financial results of FPI, AFCO and/or the Combined Company, as applicable.

The Exchange Ratio is fixed and will not be adjusted in the event of any change in the share prices of either FPI common stock or AFCO common stock.

Upon the consummation of the Company Merger, each share of AFCO common stock will be converted into the right to receive 0.7417 shares of FPI common stock, with cash paid in lieu of any fractional shares. This Exchange Ratio was fixed in the Merger Agreement and will not be adjusted for changes in the market prices of either shares of FPI common stock or shares of AFCO common stock. Changes in the market prices of shares of FPI common stock prior to the Company Merger will affect the market value of the merger consideration that AFCO stockholders will receive at the effective time of the Company Merger. Stock price changes may result from a variety of factors (many of which are beyond the control of FPI and AFCO), including the following factors:

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market reaction to the announcement of the Mergers or the issuance of shares of FPI common stock in the Company Merger, the issuance of FPI OP Units in the Partnership Merger, and/or the issuance of shares of FPI common stock in respect of fully vested and earned AFCO RSUs;

•	changes in the respective businesses, operations, assets, liabilities and prospects of FPI and AFCO;

•	changes in market assessments of the business, operations, financial position and prospects of FPI, AFCO or the Combined Company;

•	market assessments of the likelihood that the Mergers and the other transactions contemplated by the Merger Agreement will be completed;

•	changes in market valuations of similar companies;

•	dissident stockholder activity, including any stockholder litigation challenging the transaction;

•	interest rates, general market and economic conditions and other factors generally affecting the market prices of FPI common stock and AFCO common stock;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which FPI and AFCO operate; and

•	other factors beyond the control of FPI and AFCO, including those described or referred to elsewhere in this "Risk Factors" section.

The market price of shares of FPI common stock at the effective time of the Company Merger may vary from its price on the date the Merger Agreement was executed, on the date of this joint proxy statement/prospectus and on the date of the respective special meetings of FPI and AFCO. As a result, the market value of the merger consideration represented by the Exchange Ratio will fluctuate until the effective time of the Company Merger. For example, based on the range of trading prices of shares of FPI common stock during the period after September 9, 2016, the last trading day before FPI and AFCO announced the Mergers, through [●], 2016, the latest practicable trading day before the date of this joint proxy statement/prospectus, the Exchange Ratio of 0.7417 represented a market value ranging from a low of $[●] to a high of $[●].

Because the Company Merger will be completed after the date of the FPI and AFCO special meetings, at the time of your special meeting, you will not know the exact market value of the shares of FPI common stock that AFCO stockholders will receive upon completion of the Company Merger. You should consider the following two risks:

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If the market price of shares of FPI common stock increases between the date the Merger Agreement was signed or the date of the FPI and AFCO special meetings and the effective time of the Company Merger, AFCO stockholders will receive shares of FPI common stock that have a market value upon completion of the Company Merger that is greater than the market value of such shares calculated pursuant to the Exchange Ratio on the date the Merger Agreement was signed or on the date of the special meetings, respectively.

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If the market price of shares of FPI common stock declines between the date the Merger Agreement was signed or the date of the FPI and AFCO special meetings and the effective time of the Company Merger, AFCO stockholders will receive shares of FPI common stock that have a market value upon completion of the Company Merger that is less than the market value of such shares calculated pursuant to the Exchange Ratio on the date the Merger Agreement was signed or on the date of the special meetings, respectively.

Therefore, while the number of shares of FPI common stock to be issued per share of AFCO common stock is fixed and will not change based on the market price of FPI common stock or AFCO common stock, (1) FPI stockholders cannot be sure of the market value of the consideration that will be paid to AFCO stockholders upon completion of the Company Merger and (2) AFCO stockholders cannot be sure of the market value of the consideration they will receive upon completion of the Company Merger.

The ownership positions of FPI and AFCO stockholders will be diluted by the Company Merger.

The Company Merger will dilute the ownership position of FPI stockholders and result in AFCO stockholders having an ownership stake in the Combined Company that is smaller than their current stake in AFCO. Upon completion of the Company Merger, based on the number of shares of FPI common stock and AFCO common stock outstanding on [●], 2016, the latest practicable date prior to the filing of this joint proxy statement/prospectus, we estimate that continuing FPI equity holders will own approximately [●]% of the issued and outstanding shares of Combined Company common stock, and former AFCO equity holders will own approximately [●]% of the issued and outstanding shares of common stock of the Combined Company, in each case assuming the redemption of all outstanding FPI OP Units for shares of FPI common stock (including any FPI OP Units issued to holders of AFCO OP Units in the Partnership Merger). Consequently, FPI stockholders and AFCO stockholders, as a general matter, will have less influence over the management and policies of the Combined Company after the effective time of the Company Merger than each currently exercise over the management and policies of FPI and AFCO, as applicable.

The consummation of the Mergers and the other transactions contemplated by the Merger Agreement are subject to a number of conditions which, if not satisfied or waived, would adversely impact the parties' ability to complete the Mergers and the other transactions contemplated by the Merger Agreement.

The Mergers and the other transactions contemplated by the Merger Agreement, which are expected to close during the fourth quarter of 2016 or the first quarter of 2017 and are subject to certain closing conditions, including, among others: (i) the approval of the FPI Stock Issuance Proposal by a majority of the votes cast by FPI stockholders at the FPI special meeting and the approval for listing on the NYSE of the shares approved for issuance, (ii) the approval of the AFCO Merger Proposal by the holders of a majority of the issued and outstanding shares of AFCO common stock entitled to vote at the AFCO special meeting, (iii) the SEC having declared effective the Registration Statement on Form S-4 of which this joint proxy statement/prospectus forms a part, pursuant to which the shares of FPI common stock to be issued in the Company Merger will be registered under the Securities Act, (iv) the absence of any law, injunction, judgment, order or ruling prohibiting the Mergers and the other transactions contemplated by the Merger Agreement, (v) the accuracy of the representations and warranties made by FPI and AFCO (subject to customary materiality qualifications), (vi) the performance by FPI and AFCO in all material respects of their covenants, obligations and agreements under the Merger Agreement, (vii) the absence of certain changes, (viii) the delivery of tax opinions related to each of FPI's and AFCO's status as a real estate investment trust under the Code, and (ix) the delivery of tax opinions that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

There can be no assurance these conditions will be satisfied or waived, if permitted. Therefore, there can be no assurance with respect to the timing of the closing of the Mergers and the other transactions contemplated by the Merger Agreement or that the Mergers and the other transactions contemplated by the Merger Agreement will be completed at all.

FPI and AFCO may waive one or more conditions set forth in the Merger Agreement without resoliciting stockholder approval.

Certain conditions to FPI's and AFCO's obligations to complete the Mergers and the other transactions contemplated by the Merger Agreement may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by agreement of FPI and AFCO. In the event that any such waiver does not require resolicitation of stockholders, the parties will have the discretion to complete the Mergers and the other transactions contemplated by the Merger Agreement without seeking further stockholder approval.

If the Mergers do not occur, one of the companies may incur payment obligations to the other.

If the Merger Agreement is terminated under certain circumstances, FPI or AFCO may be obligated to pay the other party a termination fee of $6,000,000 and/or to reimburse the other party for costs and expenses, including the reasonable fees and expenses of lawyers, accountants, financial advisors and investment bankers, of up to $1,000,000. See "The Merger Agreement—Termination of the Merger Agreement" beginning on page 152.

Subject to certain limitations set forth in the Merger Agreement, FPI may issue additional equity securities without the approval of its stockholders, AFCO or AFCO's stockholders, which would further dilute the ownership position of FPI stockholders and may depress the market for FPI common stock.

Subject to certain limitations set forth in the Merger Agreement, FPI may issue additional equity securities during the pendency of the Mergers and any such issuances would result in further dilution in the ownership position of FPI stockholders and may adversely affect the market price of FPI's stock, which could reduce the value to be received by AFCO stockholders in the Company Merger. In addition, after the effective time of the Company Merger, FPI may issue additional FPI common stock or other equity securities in connection with, among other things, future acquisitions, repayment of indebtedness or grants under its Amended and Restated 2014 Equity Incentive Plan without stockholder approval. If FPI issues additional common stock or other equity securities, the following consequences could result:

•	each FPI stockholder's ownership interest in FPI will decrease;

•	the amount of cash available per share, including for the payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding share of FPI common stock may be diminished; and

•	the market price of FPI common stock could decline.

Failure to complete the Mergers and the other transactions contemplated by the Merger Agreement could negatively affect the future business and financial results of both FPI and AFCO and their respective stock prices.

If the Mergers and the other transactions contemplated by the Merger Agreement are not completed for any reason, the ongoing businesses of FPI and AFCO could be adversely affected and each of FPI and AFCO will be subject to a variety of risks associated with the failure to complete the Mergers and the other transactions contemplated by the Merger Agreement, including the following:

•	FPI or AFCO being required, under certain circumstances, to pay to the other party a termination fee of $6,000,000 and/or reimburse the other party for expenses of up to $1,000,000;

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having to pay certain costs relating to the proposed Mergers, including, without limitation, the reasonable fees of lawyers, accountants, financial advisors and investment bankers, as well as filing, printing and mailing fees; and

•	diversion of significant management focus and resources from operational matters and other strategic opportunities while working to implement the Mergers.

If the Mergers and the other transactions contemplated by the Merger Agreement are not completed, these risks could materially and adversely affect the business, financial results and stock prices of both FPI and AFCO. See "The Merger Agreement—Termination of the Merger Agreement" beginning on page 152 for more information regarding the specific circumstances under which termination fees and expense reimbursement are payable.

The pendency of the transactions contemplated by the Merger Agreement could materially and adversely affect the business and operations of FPI and AFCO.

Prior to the effective time of the Mergers, some tenants or vendors of each of FPI and AFCO may delay or defer decisions regarding whether to continue to do business with FPI and AFCO, as applicable, which could negatively affect the revenues, earnings, cash flows and expenses of FPI and AFCO, regardless of whether the Mergers are completed. In addition, the Merger Agreement restricts FPI and AFCO from taking specified actions until the Mergers occur without the consent of the other party. These restrictions may, among other things, prevent FPI or AFCO from pursuing attractive business opportunities that may arise prior to the consummation of the Mergers. See "The Merger Agreement—Covenants and Agreements" for a description of the restrictive covenants applicable to FPI and AFCO.

The Merger Agreement contains provisions that could discourage a potential competing acquirer of either FPI or AFCO or could result in any competing acquisition proposal being at a lower price than it might otherwise be.

The Merger Agreement contains provisions that, subject to limited exceptions, restrict the ability of each of FPI and AFCO to initiate, solicit, knowingly encourage or knowingly facilitate any third-party proposals to acquire all or a significant part of FPI or AFCO, respectively. With respect to any bona fide third-party acquisition proposal, the FPI Board or the AFCO Board, as the case may be, may, in certain circumstances, withdraw or modify its recommendation to their respective stockholders in response to such acquisition proposal. Upon termination of the Merger Agreement in certain circumstances, one of the parties may be required to pay a substantial termination fee and certain expenses and fees to the other party. See "The Merger Agreement—Termination of the Merger Agreement" beginning on page 152.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of FPI or AFCO from considering or proposing a competing acquisition, even if the potential competing acquirer was prepared to pay consideration with a higher per share cash value than the market value proposed to be received or realized in the Mergers, or might result in a potential competing acquirer proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee and related expenses and fees that may become payable in certain circumstances under the Merger Agreement.

If the Mergers and the other transactions contemplated by the Merger Agreement are not consummated by March 31, 2017, either FPI or AFCO may terminate the Merger Agreement.

Either FPI or AFCO may terminate the Merger Agreement if the Mergers have not been consummated by March 31, 2017. However, this termination right will not be available to a party if that party failed to fulfill its obligations under the Merger Agreement and that failure was the cause of, or resulted in, the failure to consummate the Mergers. See "The Merger Agreement—Termination of the Merger Agreement" beginning on page 152. In the event the Merger Agreement is terminated by either party due to the failure of the Mergers to close by March 31, 2017, both FPI and AFCO will have incurred significant costs and will have diverted significant management focus and resources from other strategic opportunities without realizing the anticipated benefits of the Mergers.

If the Company Merger does not qualify as a tax-free reorganization, FPI, AFCO and their stockholders may recognize a taxable gain.

The Company Merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. As a result, AFCO stockholders that are U.S. holders (as defined below) are not expected to recognize gain or loss as a result of the Company Merger (except with respect to the receipt of cash in lieu of fractional shares of Combined Company common stock). The closing of the Company Merger is conditioned on the receipt by each of FPI and AFCO of an opinion from its respective counsel to the effect that the Company Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. However, these legal opinions will not be binding on the IRS or on the courts. If, for any reason, the Company Merger does not qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code, then each AFCO stockholder generally would recognize gain or loss, for U.S. federal income tax purposes, equal to the difference between the sum of the fair market value of the Combined Company common stock and cash in lieu of fractional shares of Combined Company common stock received by the stockholder in the Company Merger and the stockholder's adjusted tax basis in the shares of AFCO common stock exchanged therefor. Moreover, under the "investment company" rules under Section 368 of the Code, if both FPI and AFCO are "investment companies" under such rules, the failure of either FPI or AFCO to qualify as a REIT could cause the Company Merger to be taxable to FPI or AFCO, respectively, and its stockholders. See "Material U.S. Federal Income Tax Consequences" beginning on page 158.

Certain directors and executive officers of AFCO have interests in seeing the Mergers completed that are different from, or in addition to, those of other FPI stockholders and AFCO stockholders.

Certain directors and executive officers of FPI and AFCO negotiated the terms of the Merger Agreement, and the FPI Board and the AFCO Board recommended that the stockholders of FPI and the stockholders of AFCO, respectively, vote in favor of the FPI Stock Issuance Proposal and the AFCO Merger Proposal, respectively, and the related proposals. Certain of AFCO's directors and executive officers may have interests in the Mergers that are different from, or in addition to, those of FPI stockholders and AFCO stockholders, including, but are not limited to, the service of certain directors of AFCO as directors of the Combined Company, the continued employment of one or more executive officers of AFCO by the Combined Company, the treatment in the Company Merger of AFCO RSUs, employment agreements and other rights held by AFCO directors and executive officers, and provisions in the Merger Agreement regarding continued indemnification of and advancement of expenses to AFCO directors and officers. These interests may influence or may have influenced the directors and officers of AFCO, and AFCO stockholders should be aware of these interests when they consider their respective board of directors' recommendation that they vote in favor of the proposals submitted to the stockholders of FPI and AFCO.

The members of the FPI Board and the AFCO Board were aware of and considered these interests, among other matters, in evaluating the Merger Agreement, the Mergers and the related transactions, and in recommending the applicable proposals to their respective stockholders. The interests of FPI and AFCO directors and executive officers are described in more detail in the section of this joint proxy statement/prospectus entitled "The Mergers—Interests of AFCO's Directors and Executive Officers in the Mergers."

Risk Factors Relating to the Combined Company Following the Mergers

The Combined Company's actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this joint proxy statement/prospectus.

The unaudited pro forma financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position of the Combined Company. In particular, the unaudited pro forma financial information was prepared under one set of assumptions, does not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue, or other factors that may result as a consequence of the Mergers, and do not attempt to predict or suggest future results. The unaudited pro forma financial information has been derived from the audited and unaudited historical financial statements of FPI and AFCO, and certain adjustments, estimates and assumptions have been made regarding the Combined Company after giving effect to the Mergers.

Furthermore, the process of preparing the unaudited pro forma financial information required management of FPI and AFCO to make certain assumptions and estimates, which may prove to be incorrect as additional information becomes available and as additional analyses are performed, and other factors may affect the Combined Company's financial condition or results of operations following the closing of the Mergers. Any material variances between the preliminary estimates used in the preparation of the unaudited pro forma financial information and the final acquisition accounting could have a material adverse impact on the unaudited pro forma financial information and the Combined Company's financial position and future results of operations, which could have a material adverse effect on the market price of the Combined Company's common stock. See "Unaudited Pro Forma Condensed Combined Financial Information" beginning on page F-2.

The Combined Company expects to incur substantial expenses related to the Mergers.

The Combined Company expects to incur substantial expenses in connection with completing the Mergers and integrating the business, operations, networks, systems, policies and procedures of the two companies. Although FPI and AFCO have assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond their control that could affect the total amount or the timing of their integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the Mergers could, particularly in the near term, exceed the savings that the Combined Company expects to achieve following the completion of the Mergers.

Following the Mergers, the Combined Company may be unable to integrate the businesses of FPI and AFCO successfully and realize the anticipated synergies and other expected benefits of the Mergers on the anticipated timeframe or at all.

The Mergers involve the combination of two companies that currently operate as independent public companies. The Combined Company is expected to benefit from the elimination of duplicative costs associated with supporting the Combined Company's public company platform and resulting economies of scale. These savings are expected to be realized upon full integration, which is expected to occur in 2017. Potential difficulties the Combined Company may encounter in the integration process include the following:

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the inability to achieve the cost savings anticipated to result from the Mergers, which would result in the anticipated benefits of the Mergers not being realized in the timeframe currently anticipated or at all;

•	the complexities of combining two companies with different geographic footprint, crop focus and tenant bases; and

•	potential unknown liabilities and unforeseen increased expenses, delays or conditions associated with the Mergers.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of the Combined Company's management, the disruption of the Combined Company's ongoing business or inconsistencies in the Combined Company's operations, services, standards, controls, procedures and policies, any of which could adversely affect the ability of the Combined Company to maintain relationships with tenants, vendors and employees or to achieve the anticipated benefits of the Mergers, or could otherwise materially and adversely affect the business and financial results of the Combined Company.

The Mergers will result in changes to the board of directors and management of the Combined Company that may affect the strategy of the Combined Company as compared to that of FPI and AFCO independently.

If the parties complete the Mergers, the composition of the board of directors of the Combined Company and management team will change from the respective boards and management teams of FPI and AFCO. The board of directors of the Combined Company will consist of eight members, with all six directors from the current FPI Board and two directors from the current AFCO Board constituting the members of the Combined Company's board of directors. Robert L. Cowan, AFCO's current President and Chief Investment Officer, is expected to join the Combined Company as its President following the effective time of the Company Merger. The new composition of the board of directors and the management team of the Combined Company may affect the business strategy and operating decisions of the Combined Company upon the completion of the Mergers.

The future results of the Combined Company will suffer if the Combined Company does not effectively manage the increased scale of its operations, enhanced geographic footprint and its expansion opportunities following the Mergers.

Following the Mergers, the Combined Company will be significantly larger and more diverse than FPI and AFCO independently, with more than $850 million in farmland assets comprised of approximately 133,000 acres of farmland in 16 states and more than 25 crop types. In addition, the Combined Company expects to continue to expand its operations through additional acquisitions of farmland properties, some of which may involve complex challenges. The future success of the Combined Company will depend, in part, upon the ability of the Combined Company to manage its expansion opportunities, which may pose substantial challenges for the Combined Company to integrate new operations into its existing business in an efficient and timely manner, and upon its ability to successfully monitor its operations, costs, regulatory compliance and relationships with tenant farmers, and to maintain other necessary internal controls. There is no assurance that the Combined Company's expansion or acquisition opportunities will be successful, or that the Combined Company will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other expected benefits.

Risks Related to an Investment in the Combined Company's Common Stock

The market price of shares of the Combined Company's common stock may be affected by factors different from those affecting the price of shares of FPI common stock or AFCO common stock before the Mergers.

After the consummation of the Mergers, the results of operations of the Combined Company, as well as the market price of the Combined Company's common stock, may be affected by other factors in addition to those currently affecting FPI's or AFCO's results of operations and the market prices of FPI common stock and AFCO common stock. These factors include:

•	a greater number of shares of the Combined Company common stock outstanding as compared to the number of currently outstanding shares of FPI common stock or AFCO common stock;

•	a greater concentration of specialty and permanent crops as compared to FPI's current portfolio, which is comprised primarily of row crop farmland;

•	different stockholder and tenant bases;

•	different agricultural markets; and

•	different assets and capitalizations.

Accordingly, the historical market prices and financial results of FPI and AFCO may not be indicative of these matters for the Combined Company after the Mergers. For a discussion of the business of FPI and certain risks to consider in connection with investing in that business, see the documents incorporated by reference by FPI into this joint proxy statement/prospectus referred to under "Where You Can Find More Information; Incorporation by Reference." For a discussion of the business of AFCO, see "Information About AFCO" beginning on page 203.

The market price of the Combined Company's common stock may decline as a result of the Mergers.

The market price of the Combined Company's common stock may decline as a result of the Mergers if the Combined Company does not achieve the perceived benefits of the Mergers as rapidly or to the extent anticipated by financial or industry analysts, or the effect of the Mergers on the Combined Company's financial results is not consistent with the expectations of financial or industry analysts.

In addition, upon consummation of the Company Merger, FPI stockholders and AFCO stockholders will own interests in a Combined Company operating an expanded business with a different mix of properties, risks and liabilities. Current stockholders of FPI and AFCO may not wish to continue to invest in the Combined Company, or for other reasons may wish to dispose of some or all of their shares of the Combined Company's common stock. If, following the effective time of the Company Merger, large amounts of the Combined Company's common stock are sold, or there is a perception in the market that such shares will be sold, the price of the Combined Company's common stock could decline.

After the Company Merger is completed, AFCO stockholders who receive shares of the Combined Company's common stock in the Company Merger will have different rights that may be less favorable than their current rights as AFCO stockholders.

After the effective time of the Company Merger, AFCO stockholders who receive shares of the Combined Company's common stock in the Company Merger will have different rights than they currently have as AFCO stockholders and these rights may be, or may be perceived to be, less favorable than their current rights as AFCO stockholders. For a detailed discussion of the significant differences between the current rights as a stockholder of AFCO and the rights as a stockholder of the Combined Company following the Company Merger, see "Comparison of Rights of Stockholders of FPI and Stockholders of AFCO" beginning on page 197.

The Combined Company cannot assure you that it will be able to continue paying dividends at or above the rate currently paid by FPI and AFCO.

Following the Company Merger, the stockholders of the Combined Company may not receive dividends at the same rate they received as stockholders of FPI and AFCO for various reasons, including the following:

•	the Combined Company may not have enough cash to pay such dividends due to changes in the Combined Company's cash requirements, capital spending plans, cash flow or financial position;

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decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Combined Company's board of directors, which reserves the right to change FPI's current dividend practices at any time and for any reason;

•	the Combined Company may desire to retain cash to maintain or improve its credit ratings; and

•	restrictions imposed by the terms of any current or future indebtedness that FPI or its subsidiaries may incur.

Stockholders of the Combined Company will have no contractual or other legal right to dividends that have not been declared by the Combined Company's board of directors.

The Combined Company may need to incur additional indebtedness in the future.

In connection with executing the Combined Company's business strategy following the Mergers, the Combined Company expects to evaluate the possibility of acquiring additional farmland properties and making strategic investments, and the Combined Company may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for the Combined Company, including hindering the Combined Company's ability to adjust to changing market, industry or economic conditions; limiting the Combined Company's ability to access the capital markets to refinance maturing debt or to fund acquisitions; limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses; making the Combined Company more vulnerable to economic or industry downturns, including interest rate increases; and placing the Combined Company at a competitive disadvantage compared to less leveraged competitors. If the Combined Company's increased indebtedness results in any of the foregoing or other adverse consequences, it could have a material adverse effect on the Combined Company's results of operations, financial condition, prospects, the market price of its common stock or its ability to pay dividends.

The Combined Company may incur adverse tax consequences if FPI or AFCO has failed or fails to qualify as a REIT for U.S. federal income tax purposes.

Each of FPI and AFCO has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code, and each intend to continue to do so through the time of the Company Merger, and the Combined Company intends to continue operating in such a manner following the Company Merger. None of FPI, AFCO or the Combined Company has requested or plans to request a ruling from the IRS that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury Regulations that have been promulgated under the Code is greater in the case of a REIT that holds its assets through a partnership (such as both FPI and AFCO do, and as the Combined Company will, following the Company Merger). The determination of various factual matters and circumstances not entirely within the control of FPI, AFCO or the Combined Company, as the case may be, may affect any such company's ability to qualify as a REIT. In order to qualify as a REIT, each of FPI, AFCO and the Combined Company must satisfy a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding any net capital gains.

If any of FPI, AFCO or the Combined Company loses its REIT status, or is determined to have lost its REIT status in a prior year, it will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

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such company would be subject to U.S. federal income tax on its net income at regular corporate rates for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

•	such company could be subject to the federal alternative minimum tax and possibly increased state and local taxes for such periods;

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unless such company is entitled to relief under applicable statutory provisions, neither it nor any "successor" company could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and

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for the ten years following re-election of REIT status (five years if such re-election is effective prior to August 8, 2016), upon a taxable disposition of an asset owned as of such re-election, such company would be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

The Combined Company, through its ownership of Merger Sub, will inherit any liability with respect to unpaid taxes of AFCO for any periods prior to the Company Merger. In addition, as described above, if AFCO failed to qualify as a REIT as of the Company Merger but the Combined Company nonetheless qualified as a REIT, in the event of a taxable disposition of a former AFCO asset during the ten years following the Company Merger the Combined Company would be subject to corporate tax with respect to any built-in gain inherent in such asset as of the Company Merger. In addition, under the "investment company" rules under Section 368 of the Code, if both AFCO and FPI are "investment companies" under such rules, the failure of either FPI or AFCO to qualify as a REIT could cause the Company Merger to be taxable to FPI or AFCO, respectively, and its stockholders. As a result of all these factors, FPI's, AFCO's or the Combined Company's failure to qualify as a REIT could impair the Combined Company's ability to expand its business and raise capital, and would materially adversely affect the value of its stock. In addition, for years in which the Combined Company does not qualify as a REIT, it will not otherwise be required to make distributions to stockholders.

In certain circumstances, even if the Combined Company qualifies as a REIT, it and its subsidiaries may be subject to certain U.S. federal, state, and other taxes, which would reduce the Combined Company's cash available for distribution to its stockholders.

Even if each of FPI, AFCO and the Combined Company has, as the case may be, qualified and continues to qualify as a REIT, the Combined Company may be subject to U.S. federal, state or other taxes. For example, net income from the sale of properties that are "dealer" properties or crops, in each case to the extent not sold through a taxable REIT subsidiary, will be subject to a 100% tax. In addition, the Combined Company may not be able to make sufficient distributions to avoid income and excise taxes applicable to REITs. Alternatively, the Combined Company may decide to retain income it earns from the sale or other disposition of its property and pay income tax directly on such income. In that event, the Combined Company's stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, might not have any benefit from their deemed payment of such tax liability. If in 2016

FPI sells certain assets acquired from AFCO, FPI may owe corporate tax with respect to the appreciation in such assets as of January 1, 2012. The Combined Company and its subsidiaries may also be subject to U.S. federal taxes other than U.S. federal income taxes, as well as state and local taxes (such as state and local income and property taxes), either directly or at the level of its operating partnership, or at the level of the other companies through which the Combined Company indirectly owns its assets. Any U.S. federal or state taxes the Combined Company (or any of its subsidiaries) pays will reduce cash available for distribution by the Combined Company to stockholders. See "Material U.S. Federal Income Tax Consequences" beginning on page 158.

FPI and AFCO face other risks.

The foregoing risks are not exhaustive, and you should be aware that, following the mergers, the Combined Company will face various other risks, including those discussed in reports filed by FPI and AFCO with the SEC. See "Where You Can Find More Information; Incorporation by Reference" beginning on page 280.

Risks Related to AFCO's Business and Farms

The geographic concentration of AFCO's portfolio could cause it to be more susceptible to adverse weather, economic or regulatory changes or developments in the markets in which AFCO's farms are located than if it owned a more geographically diverse portfolio, which could materially adversely affect the value of AFCO's farms and its ability to lease its farms on favorable terms or at all.

As of June 30, 2016, 92.8% of the appraised value of AFCO's portfolio was located in California, Florida and Illinois, which exposes it to greater economic risks than if it owned a more geographically diverse portfolio. As of June 30, 2016, AFCO's farms in California, Illinois and Florida represent approximately 70.4%, 12.5% and 10.2%, respectively, of the total fixed and participating rent of AFCO's portfolio. In addition, subsequent to December 31, 2015, AFCO closed on the acquisition of several thousand acres of farmland in the Pacific USDA region and in California, specifically, which significantly increased its concentration in that region and state. The acquisition of a similar portfolio of geographically concentrated farms could further increase AFCO's concentration of farms in a geographic region. AFCO is particularly susceptible to developments or conditions in these states and/or the specific counties in which its farms are located, including adverse weather conditions (such as drought, windstorms, tornados, floods, hail and temperature extremes), transportation conditions (including conditions relating to truck and rail transportation and the navigation of the Mississippi River), crop disease, pests and other adverse growing conditions, and unfavorable or uncertain political, economic, business or regulatory conditions (such as changes in price supports, subsidies and environmental regulations). Any such developments or conditions could materially adversely affect the value of AFCO's farms and AFCO's ability to lease its farms on favorable terms or at all, which could materially adversely affect AFCO's financial condition, results of operations, cash flow and ability to make distributions to its stockholders.

AFCO's portfolio is concentrated in a limited number of farms, which subjects it to an increased risk of significant loss if any farm declines in value or if it is unable to lease a farm.

As of June 30, 2016, AFCO owned 22 farms located in six states across the U.S., with those that are not under development leased to a number of tenants. One consequence of a limited number of investments is that the aggregate returns AFCO realizes may be substantially adversely affected by the unfavorable performance of a small number of leases or a significant decline in the value of any single property. In addition, while AFCO does not intend to invest 35% or more of its total assets in a particular property at the time of investment, it is possible that, as the values of AFCO's farms change, one property may comprise in excess of 35% of the value of its total assets, further if AFCO were to acquire a portfolio of multiple farms, it is possible that the aggregate purchase could be more than

35% of AFCO's total assets. Lack of diversification will increase the potential that a single underperforming investment could have a material adverse effect on AFCO's cash flows and the price it could realize from the sale of AFCO's farms. Since AFCO's current real estate portfolio is concentrated across only six states, it is also currently vulnerable to any adverse change in the political or regulatory climate in those states or specific counties where AFCO's farms are located, which could materially adversely affect AFCO's portfolio and AFCO's ability to lease farms.

AFCO currently relies significantly on rent from its Golden Eagle Ranch and expects to rely significantly on rent from its recently acquired Kingfisher Ranch and the farms acquired through the Sun Dial acquisition, which are comprised of both fixed and participating rent, to generate a substantial portion of AFCO's rental income and, therefore, is more susceptible to adverse events with respect to these properties, which if such events occur could materially adversely affect AFCO's financial condition, results of operations and ability to make distributions to its stockholders.

As of December 31, 2015, one property in AFCO's portfolio, Golden Eagle Ranch, represented 41.4% of AFCO's 2015 fixed and participating rent received to date, which includes certain rent from participating leases for 2014 that was not recognized in 2014 but does not include certain rent to be paid under participating leases for 2015 that has not yet been paid or recognized. In the second half of 2015, AFCO acquired Kingfisher Ranch for a gross purchase price of approximately $19.9 million and in January 2016, AFCO acquired a portfolio of farms for a gross purchase price of $63.5 million (excluding transaction costs) in a sale leaseback transaction, with the ultimate tenant being the same tenant that is the tenant for AFCO's Golden Eagle Ranch, and AFCO expects to rely significantly on rent from these farms, both from base and participating rent, in the future. Therefore, the financial failure of these properties or of a tenant that leases portions of these properties is likely to have a material adverse effect on AFCO's financial condition, results of operations and ability to make distributions to its stockholders.

AFCO's investments in mature permanent crop farms with trees or vines that have a finite multi-year lifespan have a higher risk profile than AFCO's commodity and specialty/vegetable row crop farms because if mature permanent crops are damaged or diseased, or if the variety falls out of market favor, it requires multiple years and substantial capital to redevelop the farm, which could materially adversely affect AFCO's results of operations and its ability to make distributions to its stockholders.

As of June 30, 2016, 10 of AFCO's 22 farms, or approximately 36% of AFCO's tillable acres, were planted with a majority of mature permanent crops, and, in the future, AFCO expects to add to its investments in farmland used for mature permanent crops. This number will increase as AFCO's development farms focused on permanent crops become productive. Permanent crops have plant structures (such as trees, vines or bushes) that produce yearly crops without being replanted. Permanent crops involve more risk than specialty/vegetable and commodity row crops because permanent crops require more time and capital to plant. As a result, permanent crops are more expensive to replace and more susceptible to disease and poor weather. If a farmer loses a permanent crop to drought, flooding, fire or disease, there would generally be significant time and capital needed to return the land to production because a tree or vine may take years to grow before bearing fruit.

The trees or vines on permanent crop farmland have finite productive lifespans and, as such, require replanting either in scheduled portions over time or in full towards the end of the lifespan as productivity declines and the property is no longer commercially viable. Additionally, permanent crop farmland prevents the farmer from being able to rotate crop types to keep up with changing market conditions or changes to the weather or soil. If demand for one type of permanent crop decreases, the permanent crop farmer cannot easily convert the farmland to another type of crop because permanent crop farmland is dedicated to one crop during the lifespan of the trees or vines and therefore cannot easily be rotated to adapt to changing environmental or market conditions.

AFCO currently leases many of its farms to family-owned farms and small and medium-sized independent farming operations, which may have limited financial and personnel resources and, therefore, may be less stable than larger companies or agribusinesses, which could impact AFCO's ability to generate rental revenue.

AFCO leases many of its farms to family-owned farms and medium-sized farming operations, which exposes it to a number of unique risks related to these entities. For example, family-owned farms and medium-sized agricultural businesses are more likely than larger farming operations to have difficulty making lease payments when they experience adverse events. They also tend to experience significant fluctuations in their operating results and to be more vulnerable to competitors' actions and market conditions, as well as general economic downturns. In addition, AFCO's target tenants for its commodity row farms may face intense competition, including competition from companies with greater financial resources, which could lead to price pressure on crops that could lower AFCO's tenants' income, which in turn could impact AFCO's ability to generate rental revenue.

Furthermore, the success of a family-owned farm or medium-sized business may also depend on the management talents and efforts of one or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on AFCO's tenants and, in turn, on AFCO.

AFCO's shorter-term leases, which are less than three years in duration, make it more susceptible to decreases in prevailing market rental rates than would be the case if AFCO entered into longer-term leases, which could have a material adverse effect on AFCO's results of operations and ability to make distributions to its stockholders.

Currently, leases representing 19.9% of the fixed and participating rent received during the six months ended June 30, 2016 are set to expire in 2016 and will need to be renewed for 2017, some of which are for mature permanent farms with longer-term leases. For AFCO's six non-development farms that are farmed for specialty/vegetable and commodity row crops, AFCO's leases have terms of one to three years. Additionally, under the Merger Agreement, AFCO's ability to renew leases for longer than one year is subject to FPI's consent pending closing. As a result, AFCO will be required to frequently re-lease its farms upon the expiration of its leases, which will make AFCO more susceptible to declines in market rental rates than it would be if it were to enter into longer-term leases. As a result, decreases in the prevailing market rental rates in the geographic areas in which AFCO owns farms could have a material adverse effect on its results of operations and ability to make distributions to its stockholders.

AFCO's investments in mature permanent crop farms have long-term participating leases, which means that a portion of AFCO's cash flow attributable to participating rent is exposed to various risks, including risks related to declining crop prices, lower than average crop production due to alternate bearing crops and the risk of being unable to take advantage of prevailing market rates, which could have a material adverse effect on AFCO's results of operations and ability to make distributions to its stockholders.

AFCO currently has multi-year leases with fixed and participating components on all of its mature permanent crop farms. Participating leases may be either formulaic participating or crop share leases, and the gross revenue participation may vary based on crop prices or crop yield. In 2015, participating rent comprised approximately 45% of total fixed and participating revenues. Such leases may also provide for annual rent escalations based on a fixed dollar amount or a percentage per acre. By entering into long-term leases with participating rent components, AFCO is subject to various risks, including risks relating to declining crop prices and lower than average crop production due to inclement weather or alternate bearing crops, both of which could reduce the amount of rent it receives under such leases. As an example, AFCO's Kingfisher Ranch (a pistachio property acquired in the third quarter of 2015), experienced a weak 2015 production yield, and the tenant had to pursue insurance claims under its crop insurance policies which were settled in full in the fourth quarter of 2015. The full insurance settlement recognition in 2015 will result in little to no 2016 participating revenues at

Kingfisher Ranch for the 2015 crop. Additionally, AFCO's inability to increase AFCO's rental rates if prevailing land values or rental rates increase could have a material adverse effect on AFCO's results of operations and ability to make distributions to its stockholders.

AFCO's investments in development farmland may have inherent risks, including those relating to the longer period between development and commercial productivity for AFCO's permanent crop development farms, the cost of development, profitability of newly-developed farms, higher ongoing costs and delayed development, all of which could adversely impact AFCO's results of operations and cash flow.

AFCO's development farms involve risks that are different and, in most cases, greater than, the risks associated with AFCO's acquisition of fully developed and commercially productive farms. In addition to the risks associated with real estate investments in general as described elsewhere, the risks associated with AFCO's development farms include, among other things:

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significant time lag between commencement of development and commercial productivity for AFCO's permanent development farms subjects it to greater risks due to fluctuations in the general economy and adverse weather conditions;

•	expenditure of money and time on development that may not be completed;

•	inability to achieve rental rents per acre at a newly developed property to make the property profitable;

•	higher than estimated costs, including labor and planting, irrigation or other related costs; and

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possible delay in development because of a number of factors, including weather, labor disruptions, regulatory approvals, acts of terror or other acts of violence, or acts of God (such as fires, earthquakes or floods).

Additionally, the time frame required for development and for the permanent development farms to become commercially productive means that AFCO may not be able to lease the farms and in turn generate revenue with respect to such farms for several years. If any of the above events occur, the development of such farms may hinder AFCO's growth and have a material adverse effect on its results of operations and cash flow. In addition, new development farms, regardless of whether or not they are ultimately productive, typically require substantial time and attention from management.

AFCO's business is dependent in part upon the profitability of AFCO's tenants' farming operations, and any downturn in the profitability of their farming operations could have a material adverse effect on the amount of rent it can collect and, consequently, AFCO's cash flow and ability to make distributions to its stockholders.

AFCO depends on its tenants to operate the farms it owns in a manner that generates revenues sufficient to allow them to meet their obligations to AFCO, including their obligations to pay rent and real estate taxes, maintain certain insurance coverage and maintain the farms generally. The ability of AFCO's tenants to fulfill their obligations under AFCO's leases depends, in part, upon the overall profitability of their farming operations, which could be adversely impacted by, among other things, adverse weather conditions, crop prices, global supply of arable farmland, crop disease, pests, contaminants, and unfavorable or uncertain political, economic, business or regulatory conditions. AFCO does not typically receive financial statements from its tenants in the ordinary course of business. AFCO will be particularly susceptible to any decline in the profitability of its tenants' farming operations in connection with AFCO's leases that do not require 100% of the annual rent to be paid in advance of each spring planting season or if AFCO utilizes percentage rent clauses, such as leases for Kimberly Vineyard, Blue Heron Farms, Quail Run Vineyard, Golden Eagle Ranch, Falcon Farms, Kingfisher Ranch and the mature portion of Condor Ranch, pursuant to which a portion of the rent is a fixed base rent and the remaining amount of rent depends on crop yields and prices realized by AFCO's tenants. The portion of AFCO's revenue that AFCO derives from participating leases could be adversely affected by a general economic downturn. Also, many farms are dependent on a limited number of key individuals whose injury or death may significantly affect the successful operation of the farm. As a result of such circumstances, AFCO's operating results and financial condition would be materially adversely affected. AFCO can provide no assurances that, if a tenant defaults on its obligations to AFCO under a lease, it will be able to lease or re-lease that property on economically favorable terms in a timely manner, or at all. In addition, AFCO may experience delays in enforcing its rights as landlord and may incur substantial costs in protecting its investment.

The rents AFCO is able to negotiate for the farms it owns will be based, in part, on each tenant's expectation of the land's future productivity. To the extent AFCO leases to tenants whose operations become less profitable, prospective tenants may assume reduction in profitability is due, in part, to less productive land, which could make it more difficult to negotiate favorable rental rates for such farms. AFCO's tenants' profitability could also be adversely affected by declines in market prices for permanent crops, specialty/vegetable row crops or commodity row crops grown on AFCO's farms.

As a result, any downturn in the profitability of the farming operations of AFCO's tenants or a downturn in the agricultural industry as a whole could have a material adverse effect, and to the extent applicable, now or in the future, any tenant concentration in AFCO's portfolio may exacerbate any such potential impacts, on AFCO's financial condition, results of operations, cash flow and ability to make distributions to its stockholders.

AFCO may be subject to risks associated with its tenants' financial condition and liquidity position.

A majority of AFCO's leases do not require the full payment of rent in cash in advance of the planting season, which subjects it to credit risk exposure to AFCO's farm-operator tenants and the risks associated with farming operations, such as weather, commodity price fluctuations and other factors. AFCO will also be exposed to these risks with respect to participating leases for which a portion of the rent is based on a percentage of a tenant's farming revenues (such as AFCO's leases for Golden Eagle Ranch, Kimberly Vineyard, Blue Heron Farms, Falcon Farms, and Kingfisher Ranch and the mature portion of Condor Ranch and Quail Run Vineyard and including the leases AFCO entered into upon closing the Sun Dial acquisition in January 2016) and leases with terms greater than one year. Further, while separate leases exist for each farm, a tenant may be the tenant on multiple of AFCO's farms, which increases AFCO's exposure to that tenant's financial condition, as is the case with AFCO's tenant (including affiliates of the tenant) on Kimberly Vineyard who is also the tenant on Quail Run Vineyard, and AFCO's tenant (including affiliates of the tenant) on AFCO's Golden Eagle Ranch, who is the same tenant on AFCO's farmland properties acquired in the Sun Dial acquisition. AFCO also may not become aware of a tenant's financial distress until the tenant fails to make payments to AFCO when due, which may significantly reduce the amount of time AFCO has to evict the tenant and re-lease the property to a new tenant before the start of the spring planting season, and in the event of a tenant bankruptcy AFCO may not be able to terminate the lease. Further, AFCO expects that many of its future tenants will be independent farming operations, about which there is generally little or no publicly available operating and financial information. As a result, AFCO may not learn all of the material information it needs to know regarding these businesses through its investigations, making it possible that AFCO could lease farms to tenants that ultimately are unable to pay rent to AFCO. AFCO can provide no assurance that, in the event it terminates a lease in connection with a tenant bankruptcy, it will be able to lease or re-lease that property on economically favorable terms in a timely manner or at all, which could have a material adverse effect on AFCO's revenues and financial condition. In addition, in the future a significant number of AFCO's farms may be concentrated in a limited number of tenants, which would exacerbate the foregoing risks. Subsequent to December 31, 2015, AFCO closed on the acquisition of several thousand acres of mature permanent crop farmland in California, and concurrently entered into four new leases with affiliates of the sellers, who are also the tenants at AFCO's Golden Eagle ranch, thereby substantially increasing AFCO's rent concentration to this particular tenant.

AFCO may be unable to collect balances due on its leases from any tenants in bankruptcy, which could materially adversely affect its financial condition, results of operations and cash flow.

AFCO is subject to tenant credit risk. AFCO's tenants, particularly those that may depend on debt and leverage, could be susceptible to bankruptcy in the event that their cash flows are insufficient to satisfy their financial obligations, including meeting their obligations to AFCO under their leases. A tenant in bankruptcy may be able to restrict AFCO's ability to collect unpaid rent and interest during the bankruptcy proceeding and may reject the lease. If a bankrupt tenant rejects a lease with AFCO, any claim AFCO might have for breach of the lease, excluding a claim against collateral securing the lease, would be treated as a general unsecured claim. AFCO's claim would likely be capped at the amount the tenant owed AFCO for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year of lease payments or 15% of the remaining lease payments payable under the lease, but in no case more than three years of lease payments. In addition, a tenant may assert in a bankruptcy proceeding that its lease should be re-characterized as a financing agreement. If such a claim is successful, AFCO's rights and remedies as a lender, compared to a landlord, will generally be more limited. In the event of a tenant bankruptcy, AFCO may also be required to fund certain expenses and obligations (e.g., real estate taxes, debt costs and maintenance expenses) to preserve the value of its farms, avoid the imposition of liens on its farms or transition its farms to a new tenant. In the event of the tenant's breach of its obligations to AFCO or its rejection of the lease in bankruptcy proceedings, AFCO may be unable to locate a replacement tenant in a timely manner or on comparable or better terms. As a result, AFCO's financial condition, results of operations and ability to make distributions to its stockholders could be materially adversely affected if a tenant declares bankruptcy.

AFCO's Amended and Restated Sub-Advisory Agreement and relationship with AFCO's Agricultural Sub-Adviser may create conflicts of interest or the perception of such conflicts.

AFCO's Agricultural Sub-Adviser will receive a quarterly management fee from AFCO that is based on the appraised value of AFCO's portfolio, regardless of the revenues generated by AFCO's portfolio. For example, AFCO will pay its Agricultural Sub-Adviser a management fee for a specific period even if AFCO experienced a net loss during the same period. The management fee may not sufficiently incentivize AFCO's Agricultural Sub-Adviser to recommend properties and manage AFCO's properties in a manner that generates attractive risk-adjusted returns for AFCO. This could hurt both AFCO's ability to make distributions to its stockholders and the market price of its common stock.

In addition, AFCO will pay its Agricultural Sub-Adviser fees upon the acquisition and disposition of properties. In evaluating properties, the opportunity to earn fees upon the acquisition and disposition of properties may lead AFCO's Agricultural Sub-Adviser to place undue emphasis on acquiring and disposing properties in order to generate additional fees, or it could give rise to such perception. To the extent AFCO's Agricultural Sub-Adviser engaged in such behaviors or was perceived to have engaged in such behaviors, it could negatively impact the market price of AFCO's common stock.

If AFCO's farms do not have access to adequate water supplies or proper drainage, it could harm AFCO's ability to lease the farms or to farm them on favorable terms or at all, which could have a material adverse impact on the value of AFCO's farms and AFCO's results of operations and AFCO's ability to make distributions to its stockholders.

In order to lease farmland, there must be access to sufficient water as well as proper drainage to make the property suitable for farming. Additionally, the ability of AFCO's current tenants to make their rental payments is also dependent upon sufficient water access and supply and proper drainage. Although AFCO believes the farms in AFCO's current portfolio have, and it expects to acquire farms with, sufficient water and access to proper drainage, AFCO's analysis and surveys of the water availability and AFCO's properties may be incorrect, and water availability and rights may be affected by federal, state and local government regulations, policies and practices as well as private sector rights, actions and inactions. On farms that presently have access to sufficient water, future regulatory or government actions could restrict the ability to draw upon those water sources. Accordingly, there may be a need to drill additional wells in the future, and AFCO would be required to obtain permits prior to drilling such wells, which are required by state and county regulations. Such permits may be difficult or costly to obtain, particularly in areas where there is a limited supply of water, such as the farming regions of California, and there can be no assurance that such additional wells would produce sufficient water supplies to support farming operations adequately. Similarly, AFCO's farms may be subject to governmental regulations relating to the quality and disposition of rainwater runoff or other water to be used for irrigation and in such case AFCO could incur costs in order to retain this water and comply with such regulations. In instances where sufficient water is not available to any of AFCO's farms, AFCO may need to purchase water, and such costs may be material. If AFCO is unable to obtain or maintain sufficient water supplies for its farms or if they do not have proper drainage, or the costs incurred to obtain or maintain the water supplies cause the farming operation to be less profitable, AFCO's ability to lease its farms for farming on favorable terms or at all would be significantly impaired, which could have a material adverse impact on the value of AFCO's farms and its results of operations and ability to make distributions to its stockholders.

Additionally, AFCO's current farms in the Midwest, including its Pleasant Plains Farm, Macomb Farm and Kane County Farms properties, and any farms that it invests in in the future that depend upon rain water rather than local water access, AFCO's tenants on that property may be susceptible to extended droughts, and any failure on the part of such tenants to procure adequate crop insurance would impact the ability of such tenants to make rental payments, which would have a material adverse impact on AFCO's ability to generate returns on AFCO's farms.

AFCO's farms may be subject to adverse weather conditions, seasonal variability or alternate bearing, crop disease and other contaminants, which may affect AFCO's tenants' ability to pay rent and thereby have a material adverse effect on AFCO's results of operations, financial condition and AFCO's ability to make distributions to stockholders.

AFCO's farms are vulnerable to adverse weather conditions, including drought, windstorms, tornados, floods and temperature extremes, which are quite common but difficult to predict. Unfavorable growing conditions can reduce both crop size and crop quality. Seasonal factors, including supply and consumer demand, may also have an effect on the crops grown by AFCO's tenants. In extreme cases, entire harvests may be lost in some geographic areas.

A significant portion of the U.S. has experienced severe drought conditions over the past few years, most recently in California. While this current drought has affected a majority of California, and could have negative short-term impacts on U.S. agriculture generally, including less crop production, increased competition for farmland due to distressed sales and lower farm income, it has yet to significantly adversely impact AFCO's farms. However, if the drought were to increase in severity or to continue for a more extended period of time, it could have a materially adverse impact on AFCO's farming operations on AFCO's farms in that region or longer-term effects on the U.S. agricultural industry generally. In addition, farms located near rivers or other water sources may be more susceptible to floods and drainage problems in periods of sustained rains. AFCO's farms may also be vulnerable to crop disease, pests and other contaminants. Damages to tenants' crops from drainage issues, crop disease or pests may vary in severity and effect, depending on the stage of production at the time of the drainage issue, infection or infestation, and, with respect to infestation or infection, the type of treatment applied and climatic conditions. The costs to control infestations vary depending on the severity of the damage and the extent of the plantings affected. These drainage issues or infestations can increase the costs and decrease the revenues of AFCO's tenants. Tenants may also incur losses from product recalls, fines or litigation due to other contaminants that may cause food borne illness. It is difficult to predict the occurrence or severity of such product recalls, fines or litigation as well as their impact upon AFCO's tenants.

AFCO utilizes participating leases for all of its mature permanent crop farms pursuant to which the amount of the rent depends, to a large extent, on crop yields and prices in regions where such arrangements are prevalent. Further, AFCO invests in property used for permanent crops, which are more expensive to replace and more susceptible to disease and poor weather than specialty/vegetable and commodity row crops because permanent crops produce yearly crops without being replanted. If a farmer loses a permanent crop to drought, flooding, fire or disease, there would generally be significant time and capital needed to return the land to production because a tree or vine may take years to grow before bearing fruit. Permanent crop farmland also prevents the farmer from being able to rotate crop types to keep up with changes to the weather or soil. As a result, the risks associated with weather conditions, seasonal variability, crop disease and other contaminants are magnified in the case of permanent crops. Therefore, adverse weather conditions, seasonal variability, crop disease, pests and other contaminants could adversely affect AFCO's tenants' ability to continue to meet their obligations to AFCO and AFCO's ability to lease or re-lease farms on favorable terms, or at all, which could have a material adverse effect on the value of AFCO's farms, its results of operations, financial condition and its ability to make distributions to its stockholders.

The seasonal variability of the crops grown on AFCO's farms that are subject to participating leases or that may be subject to participating leases in the future could have a material adverse effect on AFCO's revenues, the timing of revenues and/or AFCO's ability to make distributions to its stockholders.

AFCO utilizes participating leases for all of AFCO's mature permanent farms, pursuant to which the amount of rent depends, to a certain extent, on crop yields and prices and the timing of receipt of crop revenue by AFCO's tenants. A crop season is characterized by cultivation and the growing of the crop during the course of the year, with the resultant harvest generally occurring in the fall. Rent derived from participating leases will generally be recorded in the fourth quarter of each calendar year in the case of citrus crops and the vineyards. However, in the case of tree nuts (almonds, walnuts, pistachios and pecans) and potentially in the case of certain other crops, AFCO's share of the crop revenue only generates income for AFCO at the point in time its tenant is irrevocably entitled to receive a payment for the delivery of the crop. AFCO's tenants receive the income from the sale of such crop generally when delivered by the packing house to the ultimate distributor. That process of selling tree nuts in different stages stretches over a period of months in the year following the harvest and the percentage of the crop sold in each quarter of the following year is not consistent from year to year. Accordingly, the seasonal variability of the crops grown on such farms can be expected to cause quarterly fluctuations in AFCO's revenues. For example, while Golden Eagle Ranch generated strong participating revenues in 2015 due to the strength of the 2014 crop production as well as high almond prices throughout the majority of 2015 when the 2014 crop was sold by the tenant, the 2015 crop production at Golden Eagle Ranch was significantly lower due to poor growing conditions and, when combined with a more recent decline in almond prices, is expected to result in substantially lower participating rents from Golden Eagle Ranch in 2016 than were recorded in 2015. Therefore, due to the year over year decline in participating rents expected from Golden Eagle Ranch during 2016, the Company expects 2016 operating revenues generated from same-property farms to be lower in 2016 than in 2015.

Additionally, AFCO's quarterly earnings may be adversely affected by factors outside AFCO's control, including weather conditions and poor economic factors in certain markets in which it operates. This seasonality can be expected to cause periodic fluctuations in productivity, which in turn could affect a tenant's ability to meet its obligations to AFCO under its lease. AFCO can provide no assurances that its cash flows will be sufficient to offset any shortfalls that occur as a result of these fluctuations, and it may have to enter into short-term borrowings in certain quarters in order to make distributions to its stockholders, or it may not be able to make distributions at all. As a result, volatility in AFCO's financial performance resulting from the seasonal variability of the crops grown on AFCO's farms that are subject to participating leases could have a material adverse effect on AFCO's revenues and its ability to make distributions to its stockholders.

Future climate changes could materially adversely impact the value of AFCO's farms, AFCO's ability to lease AFCO's farms, AFCO's results of operations and AFCO's ability to make distributions to its stockholders.

In addition to the general risks that adverse weather conditions pose for the tenants of AFCO's farms and their subsequent ability to comply with the terms of their leases, including their ability to make their rental payments, the value of AFCO's farms and the operations of AFCO's tenants may be subject to risks associated with long-term effects of climate change. Some climatologists have predicted that the impacts of climate change could include increases in average temperatures, more extreme temperatures, changes in rainfall patterns, severe droughts and increases in volatile weather over time. The effects of climate change may be more significant along coastlines, such as in California and Florida, where 13 of AFCO's 18 farms are currently located and where future farms it acquires may be located (including the properties acquired from Sun Dial in January 2016), due to rising sea levels resulting from melting of polar ice caps, which could result in increased risk of coastal erosion, flooding, degradation in the quality of groundwater aquifers and expanding agricultural weed and pest populations. Such effects of climate change could make AFCO's farms less suitable for farming or other alternative uses, which could materially adversely impact the value of AFCO's farms, AFCO's ability to lease AFCO's farms or otherwise generate revenues from AFCO's farms, AFCO's results of operations and its ability to make distributions to its stockholders.

Agricultural technology enhancements, including genetic engineering, could adversely impact AFCO's anticipated returns, which in turn could have a materially adverse effect on AFCO's results of operations and financial condition.

Future advances in seed technology, genetic engineering, irrigation improvements and other agricultural technology enhancements may lead to higher crop production on existing farmland, which could put downward pressure on the demand for crops. As a result, AFCO could experience a reduction in its anticipated returns, which are, in part, based on certain assumptions regarding increased global demand for permanent crops and commodity crops and declining availability of farmland, which in turn could have a materially adverse effect on AFCO's results of operations and financial condition.

The market prices of the crops that AFCO's tenants may produce on AFCO's farms have experienced volatility in the past and may experience volatility in the future, which may affect AFCO's tenants' ability to pay rent and, accordingly, may have a material adverse impact on AFCO's financial condition, results of operations and its ability to make distributions to its stockholders.

Prices of crops are volatile and can fluctuate due to conditions that are difficult to predict, including global competition with respect to supply and resources, crop yields, technological developments, severe weather and crop disease in the major crop production regions worldwide, domestic and international demand for a given crop and for U.S. agricultural products generally, and changes in governmental policies regarding agriculture, energy, trade, fiscal and monetary issues, particularly with regard to subsidies and tariffs, any of which may result in either increases or decreases in the value of the crops that AFCO's tenants produce each year. Other material factors contributing to fluctuations in crop prices are changes in global prosperity, fluctuations in foreign trade and export markets, and eruptions in military conflicts or civil unrest. Additionally, in periods of increased prices, global consumers may prefer low cost producers. Competition may also increase from alternative farming ventures, such as vertical farming (cultivation in skyscraper greenhouses or vertical structures) and hydroponic farming (cultivation in water with mineral supplements, without soil). Any of these factors could adversely affect AFCO's tenants' ability to meet their obligations to AFCO and AFCO's ability to lease or re-lease farms on favorable terms, or at all, which could have a material adverse impact on the value of AFCO's farms, AFCO's financial condition, results of operations and its ability to make distributions to its stockholders.

Adverse changes in government policies related to farming, including decreases in farm subsidies, tax incentives or the percentage of ethanol that must be blended into fuel, could reduce prices of crops and the profitability of farming operations, which could materially adversely affect the value of AFCO's farms and AFCO's results of operations.

There are a number of government programs that provide subsidies and tax and other incentives to farm operators. Some of these programs have been in operation since the 1930s and were intended to stabilize the income to farm operators and protect them from agricultural setbacks such as wind damage, floods, drought and crop disease. In addition, in recent years both the U.S. federal government and certain state governmental agencies have required that transportation fuel sold in the U.S. contain a minimum volume of renewable fuel, including ethanol. These renewable fuel requirements have caused ethanol demand to increase, which in in certain periods has had a positive impact on the price of corn and specialty/vegetable and commodity row crop farmland prices in general. The elimination or reduction of any of these subsidies or other incentives, the widespread use of other forms of renewable fuel or reduction in renewable fuel requirements in the future could reduce the prices of crops and the profitability of farming operations, which could materially adversely impact the value of AFCO's farms and AFCO's ability to lease them on favorable terms, or at all, which would have a material adverse effect on AFCO's results of operations.

If the U.S. Federal Reserve or other central banks embark on a substantial tightening of monetary policy in the future that causes real interest rates to rise, it may cause land prices to decline if the rise in real interest rates is not accompanied by rises in the general levels of inflation, and AFCO would also experience higher costs of its financing. A stronger U.S. dollar could also negatively impact exports, which could negatively impact AFCO's financial results.

A substantial tightening of monetary policy by the U.S. Federal Reserve or other central banks would increase credit costs (through the resulting increase in interest rates) and decrease credit availability. This could hurt farm operators because higher real interest rates make it more difficult for farm operators to qualify for loans and increase their borrowing costs. Higher interest rates also tend to decrease U.S. and world economic growth, thus decreasing the demand for agricultural crops. Moreover, a stronger U.S. dollar could affect the level of agricultural exports from the United States, potentially causing demand for exports to decline, which could negatively impact AFCO's financial results.

All of these consequences could reduce farm income. If increases in real interest rates (which is defined as nominal interest rates minus the inflation rate) or changes in the value of the U.S. dollar are not accompanied by higher levels of farm income and rents, this could lead to declines in agricultural land values and a reduction in AFCO's profitability, either of which would have a material adverse effect on AFCO's business or results of operations, financial condition and its ability to make distributions to its stockholders. Furthermore, increases in interest rates would also increase AFCO's costs of borrowing money, which would negatively impact AFCO's financial condition, its results of operations, and its ability to make distributions to its stockholders.

AFCO may be subject to litigation or threatened litigation, which may divert management time and attention, require it to pay damages and expenses or restrict the operation of AFCO's business.

AFCO may be subject to litigation or threatened litigation, including claims relating to the actions of its tenants and otherwise in the ordinary course of business. In particular, AFCO is subject to the risk of complaints by its tenants involving premises liability claims and alleged violations of landlord-tenant laws, which may give rise to litigation or governmental investigations, as well as claims and litigation relating to real estate rights or uses of AFCO's farms. Some of these claims may result in significant defense costs and potentially significant judgments against AFCO, some of which are not, or cannot be, insured against. Additionally, AFCO's business and financial condition has become more visible, which AFCO believes may result in threatened or actual litigation, including by competitors and other third parties. Whether or not any dispute actually proceeds to litigation, AFCO may be required to devote significant management time and attention to its successful resolution (through litigation, settlement or otherwise), which would detract from management's ability to focus on AFCO's business. Any such resolution could involve the payment of damages or expenses by AFCO, which may be significant, or involve AFCO's agreement with terms that restrict the operation of its business. AFCO generally intends to vigorously defend itself; however, AFCO cannot be certain of the ultimate outcomes of those claims that may arise in the future. Resolution of these types of matters against AFCO may result in AFCO's having to pay significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could materially adversely impact AFCO's earnings and cash flows, thereby having a material adverse effect on AFCO's financial condition, results of operations, cash flows and its ability to make distributions to its stockholders. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of AFCO's insurance coverage and could expose it to increased risks that would be uninsured, and/or adversely impact AFCO's ability to attract officers and directors, which could materially adversely impact AFCO's results of operations, cash flows and its ability to make distributions on, and the value of, its common stock.

Liability for uninsured or underinsured losses could adversely affect AFCO's financial condition and revenues.

AFCO's farms may be damaged by adverse weather conditions and natural disasters, such as earthquakes, floods and tornados. AFCO's insurance may not be adequate to cover all damages or losses from these events, or AFCO may view it as not economically prudent to purchase insurance for certain types of losses. Should an uninsured loss or a loss in excess of insured limits occur, AFCO could lose its capital investment in the affected property, as well as anticipated future revenues from such property and, in the case of debt which is recourse to AFCO, AFCO would remain obligated for any mortgage debt or other financial obligations related to the property. If an insured liability to a third party were to occur, AFCO could incur the cost of defense and settlement with, or court ordered damages to, that third party. In addition, inflation, changes in building or zoning codes and ordinances, environmental considerations and other factors may also make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds received by AFCO might not be adequate to restore its economic position with respect to the affected property. Further, if any such loss is insured, AFCO may be required to pay a significant deductible on any claim for recovery of such a loss prior to its insurer being obligated to reimburse AFCO for the loss, or the amount of the loss may exceed AFCO's coverage for the loss, which could have a material adverse effect on AFCO's cash flow.

In addition, although it is expected that most of AFCO's leases will provide for at least a minimum fixed rental payment, AFCO has structured many leases to provide for some or all of the rent to be "percentage rent," determined as a percentage of the revenue from crops grown on land owned by AFCO. There currently is no commercially reasonable insurance available that provides coverage for 100% of the lost revenue resulting from damage to crops grown on land owned by AFCO.

AFCO's revenues could be materially adversely affected if damage to crops on land that are subject to leases with percentage rent provisions results in the revenue from such crops grown on such land to being diminished or lost.

Potential liability for environmental matters could adversely affect AFCO's financial condition.

AFCO is subject to the risk of liabilities under federal, state and local environmental laws applicable to agricultural farms, including those related to wetlands, groundwater and water runoff. Some of these laws could subject AFCO to:

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responsibility and liability for the cost of removal or remediation of hazardous substances released on AFCO's farms, which may include herbicides and pesticides, generally without regard to AFCO's knowledge of or responsibility for the presence of the contaminants;

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liability for the costs of investigation, removal or remediation of hazardous substances or chemical releases at disposal facilities for persons who arrange for the disposal or treatment of these substances; and

•	potential liability for claims by third parties for damages resulting from environmental contaminants.

AFCO's costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of AFCO's farms, or the failure to properly remediate a contaminated property, could adversely affect AFCO's ability to sell or lease the property or to borrow using the property as collateral. AFCO may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Additionally, AFCO could become subject to new, stricter environmental regulations, which could diminish the utility of AFCO's farms and have a material adverse impact on AFCO's results of operations.

The presence of endangered or threatened species on or near AFCO's acquired farms could restrict the activities of AFCO's tenants, which could in turn have a material adverse effect on the value of AFCO's farms and its results of operations.

Federal, state and local laws and regulations intended to protect threatened or endangered species could restrict certain activities on AFCO's farms. The size of any area subject to restriction would vary depending on the protected species at issue, the time of year and other factors, and there can be no assurance that such federal, state and local laws will not become more restrictive over time. If portions of AFCO's farms are deemed to be part of or bordering habitats for such endangered or threatened species that could be disturbed by the agricultural activities of AFCO's tenants, it could impair the ability of the land to be used for farming, which in turn could have a material adverse impact on the value of AFCO's assets and its results of operations.

AFCO may be required to permit the owners of the mineral rights on its farms to enter and occupy parts of the farms for the purposes of drilling and operating oil or gas wells, which could materially adversely impact the rental value of AFCO's farms.

Although AFCO owns the surface rights to its farms and expect to own the surface rights to farms that it acquires, other persons may own the rights to any minerals, such as oil and natural gas that may be located under the surfaces of these farms. Currently there is no mineral development on any of AFCO's farms, but AFCO can provide no assurances that third parties will not assert claims for mineral rights on its farms or that farms that it acquires in the future will not be subject to third-party mineral rights. To the extent that third parties have mineral rights on farms that AFCO currently owns or acquires in the future, AFCO expect that it would be required to permit third parties to enter such farms for the purpose of drilling and operating oil or gas wells on the premises. AFCO will also be required to set aside a reasonable portion of the surface area of its farms to accommodate these oil and gas operations. The devotion of a portion of AFCO's farms to these oil and gas operations would reduce the amount of the surface available for farming or farm-related uses. Such activities might also disrupt the productivity of the farmland or property related to farming or increase the risk of environmental liabilities, any of which could materially adversely impact the rents that AFCO receives from leasing these farms.

If AFCO's tenants fail to comply with applicable labor regulations, it could have an adverse effect on AFCO's tenants' ability to make rental payments to AFCO and, in turn, AFCO's ability to make distributions to its stockholders.

State, county and federal governments have implemented a number of regulations governing labor practices used in connection with farming operations. For example, these regulations seek to provide for minimum wages and minimum and maximum work hours, as well as to restrict the hiring of illegal immigrants. If one of AFCO's tenants is accused of violating, or found to have violated such regulations, it could have a material adverse effect on the tenant's results of operations, which could materially adversely affect its ability to make its rental payments to AFCO and, in turn, AFCO's ability to make distributions to its stockholders.

New legislation or regulations affecting the U.S. agricultural sector, particularly with respect to water use in California, could materially adversely affect the value of AFCO's farms and results of operations.

If Congress implements new legislation or regulations affecting the U.S. agricultural sector, these changes could materially adversely affect the value of AFCO's farms and results of operations by requiring the reformulation of AFCO's business to meet new standards, including environmental standards. In the first quarter of 2014, The Agricultural Act of 2014, or the Act, was signed into U.S. law. It enacts a series of changes with respect to farmland, including, but not limited to, repealing direct payments and enhancing crop insurance. Given its recent passage, AFCO cannot determine what prospective effect, if any, the Act will have on U.S. farmland generally, and AFCO's business specifically. In addition, in 2014, California passed the Sustainable Groundwater Management Act of 2014 ("SGMA") which, among other objectives, seeks to achieve a sustainable balance in identified aquifers throughout California. The SGMA authorizes local and regional agencies to form groundwater sustainability agencies that will prepare and submit a groundwater sustainability plan ("GSP") to the California Department of Water Resources by either 2020 or 2022 (depending upon priority rating of the basin), with the intention of achieving groundwater sustainability within 20 years. The implementation of the GSPs, while not yet defined, may have an impact on the water availability for AFCO's farms and therefore impact crop production, which may adversely affect AFCO's revenues or land valuations; however, the details of such water management decisions will take time to finalize and implementation will vary by water district. Moreover, legislation or regulation implemented in the U.S. or elsewhere in the world relating to genetically modified crops could negatively impact the price of impacted crops, which could impact the lease rates AFCO can charge for its farms, thereby hurting AFCO's financial performance.